UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 11-K

                               ------------------

                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


(Mark one)

[X]  ANNUAL report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the fiscal year ended December 31, 2004

                                       or

[_]  Transition report pursuant to Section 15(d) of the Securities Exchange Act

     For the transition period from _________ to ___________

Commission file number 001-10533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England

          KENNECOTT CORPORATION
          SAVINGS PLAN FOR HOURLY EMPLOYEES

          FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

          AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR
          ENDED DECEMBER 31, 2004

          TOGETHER WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC
          ACCOUNTING FIRMS

                                                           KENNECOTT CORPORATION
                                               SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                               TABLE OF CONTENTS
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                                                                            PAGE
                                                                            ----

Report of Independent Registered Public Accounting Firm (Tanner LC)            4

Report of Independent Registered Public Accounting Firm
  (PricewaterhouseCoopers LLP)                                                 5

Financial Statements:

  Statements of Assets Available for Benefits as of
    December 31, 2004 and 2003                                                 6

  Statement of Changes in Assets Available for Benefits
    for the year ended December 31, 2004                                       7

  Notes to Financial Statements                                           8 - 14

Supplemental Schedule - Schedule H, Part IV, line 4i -
  Schedule of Assets (Held at End of Year) as of December 31, 2004       15 - 16


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Kennecott Corporation Savings Plan for Hourly Employees.

                                                REPORT OF INDEPENDENT REGISTERED
                                                          PUBLIC ACCOUNTING FIRM



The Plan Administrator (Vice President Human Resources of
  Kennecott Utah Copper Corporation)
Kennecott Corporation Savings Plan for Hourly Employees


We have audited the accompanying statement of assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees (the Plan) as of December 31, 2004 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees as of December 31, 2004, and the changes in assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the financial statements was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC


Salt Lake City, Utah
February 22, 2006

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the Kennecott Corporation Savings Plan for Hourly Employees

In our opinion, the accompanying statement of assets available for benefits presents fairly, in all material respects, the assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees (the "Plan") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Salt Lake City, Utah
September 23, 2005

                                                           KENNECOTT CORPORATION
                                               SAVINGS PLAN FOR HOURLY EMPLOYEES
                                     STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                           DECEMBER 31,
--------------------------------------------------------------------------------


                                                     2004               2003
                                                 -------------------------------
     ASSETS
     ------

Investments (note 2)                             $ 44,832,506       $ 44,184,371
                                                 -------------------------------
Receivables:
  Employee contributions                               83,242             85,056
  Employer contributions                               25,203             25,771
                                                 -------------------------------

          Total receivables                           108,445            110,827
                                                 -------------------------------

Assets available for benefits                    $ 44,940,951       $ 44,295,198
                                                 ===============================

--------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                           KENNECOTT CORPORATION
                                               SAVINGS PLAN FOR HOURLY EMPLOYEES
                           STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


ADDITIONS TO ASSETS ATTRIBUTED TO:
  Contributions:
    Employee                                                        $  2,231,329
    Employer                                                             627,191
                                                                    ------------

          Total contributions                                          2,858,520
                                                                    ------------

  Investment income:
    Net appreciation in fair value of investments                      2,516,167
    Interest and dividends                                             1,035,586
                                                                    ------------

          Total investment income                                      3,551,753
                                                                    ------------

          Total additions                                              6,410,273
                                                                    ------------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                        5,764,414
  Administrative expenses                                                    106
                                                                    ------------

          Total deductions                                             5,764,520
                                                                    ------------

Increase in assets available for benefits                                645,753

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   44,295,198
                                                                    ------------

  End of year                                                       $ 44,940,951
                                                                    ============



--------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                           KENNECOTT CORPORATION
                                               SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



1.   DESCRIPTION OF        The  following  brief  description  of the  Kennecott
     THE PLAN              Corporation  Savings Plan for Hourly  Employees  (the
                           Plan) is provided  for general  information  purposes
                           only.  Participants should refer to the plan document
                           and  summary  plan   description  for  more  complete
                           information.

                           GENERAL
                           The Plan is a defined contribution plan covering all full-time hourly employees who are represented by or included in a collective bargaining unit of Kennecott Utah Copper Corporation and its affiliates (collectively, the Company), as defined in the Plan document. Eligible employees can participate in the Plan immediately after completing three months of continuous service. Kennecott Utah Copper Corporation is an indirect wholly owned subsidiary of Rio Tinto
                           America Inc., which is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                           CONTRIBUTIONS
                           Each year, participants may elect under a salary reduction agreement to contribute to the Plan an amount not less than 1% and not more than 19% of their eligible compensation on a before-tax basis through payroll deductions. Contributions are limited by the IRC, which established a maximum contribution of $13,000 ($16,000 for participants over age 50) for the year ended December 31, 2004. Participant contributions are recorded in the period during which the amounts are withheld from participant earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

                           The Company matches the participant's contributions to the Plan at 50%, up to the first 6% of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

--------------------------------------------------------------------------------

                                                           KENNECOTT CORPORATION
                                               SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

1.   DESCRIPTION OF        PARTICIPANT ACCOUNTS
     THE PLAN              Individual  accounts  are  maintained  for each  Plan
     CONTINUED             participant.  Each participant's  account is credited
                           with the participant's  contributions,  the Company's
                           matching  contribution,  and  an  allocation  of  the
                           Plan's earnings,  and is charged with withdrawals and
                           an allocation of the Plan's losses and administrative
                           expenses.   Allocations   are  based  on  participant
                           earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                           PARTICIPANT-DIRECTED OPTIONS FOR INVESTMENTS
                           Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Investment options include a money market fund, common collective trusts, mutual funds, synthetic guaranteed investment contracts and common stock of the Parent in the form of American Depository Receipts (ADRs).

                           VESTING
                           Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% cliff vested after three years of credited service.

                           PAYMENT OF BENEFITS
                           On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive a lump-sum distribution in an amount equal to the value of the participants' vested interests in their accounts. Under certain circumstances, participants may withdraw their
                           contributions   prior  to  the  occurrence  of  these
                           events.

                           FORFEITED ACCOUNTS
                           Forfeited non-vested participant account balances may be used to reduce future Company contributions to the Plan. Forfeitures utilized for these purposes during the year ended December 31, 2004 totaled $43,082. Forfeitures were $14,970 for the year ended December 31, 2004. As of December 31, 2004 and 2003, the
                           balance of the forfeiture account was $13,828 and $41,940, respectively.

--------------------------------------------------------------------------------

                                                           KENNECOTT CORPORATION
                                               SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------


2.   SUMMARY OF            BASIS OF PRESENTATION
     SIGNIFICANT           The  financial  statements  of  the  Plan  have  been
     ACCOUNTING            prepared on the accrual basis of accounting.
     POLICIES
                           USE OF ESTIMATES
                           The preparation of the Plan's financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefit during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements.
                           Actual results could differ from those estimates.

                           RISKS AND UNCERTAINTIES
                           The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                           INVESTMENT VALUATION AND INCOME RECOGNITION
                           The Plan's investments are stated at fair value (generally quoted market price) except for its benefit-responsive guaranteed investment contracts, which are valued at contract value (see Note 6). Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

                           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

                           The net appreciation (depreciation) in the fair value of investments which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments is shown in the statement of changes in assets available for benefits of the Plan.

--------------------------------------------------------------------------------

                                                           KENNECOTT CORPORATION
                                               SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------


2.   SUMMARY OF            PAYMENTS OF BENEFITS
     SIGNIFICANT           Benefits payments are recorded when paid by the Plan.
     ACCOUNTING
     POLICIES              ADMINISTRATIVE EXPENSES
     CONTINUED             The  Company  pays  the  majority  of the  costs  and
                           expenses incurred in administering the Plan.

                           The Plan has several fund managers that manage the investments held by the Plan. During 2004, the Company paid all investment management fees related to these fund managers.

                           The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

                           PARTICIPANT LOANS
                           Loans are not permitted to be made to participants in the Plan.

3.   PARTIES-IN-           Certain  Plan   investments  are  managed  by  Putnam
     INTEREST              Investments,   the  Plan  trustee,  therefore,  these
     TRANSACTIONS          transactions     are     exempt     party-in-interest
                           transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

                           Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the parent of the Company. As of December 31, 2004 and 2003, the Plan held 30,627.477 and 33,554.390 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $2,144,056 and $2,215,912, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $85,054.

--------------------------------------------------------------------------------

                                                           KENNECOTT CORPORATION
                                               SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------


4.   INVESTMENTS           The Plan's  investments that represented five percent
                           or more of the Plan's assets available for benefits as of December 31, 2004 and 2003 are as follows:

                                                            2004         2003
                                                        ------------------------

                           SEI Stable Asset Fund        $ 3,726,143  $ 4,697,103
                           Putnam S&P 500 Index Fund      3,606,189    3,558,411
                           Putnam International Equity
                             Fund                         2,623,143    2,429,618
                           Putnam Fund for Growth
                             and Income                   5,379,788    5,228,096
                           Putnam New Opportunities Fund  4,661,883    5,022,937
                           Putnam Voyager Fund            2,568,125    2,664,377
                           Monumental Life Insurance
                             Company GIC                  2,819,519    2,686,978
                           State Street Bank Synthetic
                             GIC                          4,920,475    4,731,914
                           Rio Tinto plc ADRs             3,651,102    3,734,939

                           During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                             Mutual funds                            $ 1,951,298
                             Common stock                                214,599
                             Common collective trusts                    350,270
                                                                     -----------

                           Net appreciation in investments           $ 2,516,167
                                                                     ===========

--------------------------------------------------------------------------------

                                                           KENNECOTT CORPORATION
                                               SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------


5.   PLAN                  The  terms of the Plan may be  amended,  modified  or
     TERMINATION           discontinued  after the effective date of the Savings
                           Plan  Agreement.  Such  amendment,   modification  or
                           discontinuance may occur pursuant to negotiations for employees at Kennecott Utah Copper Corporation who are represented by the labor organizations that are jointly referred to as the Union, or as required by law, or to gain Internal Revenue Service approval. No change, however, shall make it possible for any part of the funds of the Plan to be used for or diverted for purposes other than for the exclusive benefit of participants and/or their beneficiaries. In addition, no change shall adversely affect the rights of any participant with respect to contributions made prior to the date of the change.

                           If the Plan is terminated in accordance with the terms described in the preceding paragraph, each participant's account shall become fully vested and nonforfeitable and distribution of Plan assets shall be made as directed by the Plan Administrator.

6.   GUARANTEED            The Plan's guaranteed  investment  contracts are in a
     INVESTMENT            stable   value  fund.   The   guaranteed   investment
     CONTRACTS             contracts are fully benefit responsive and are stated
                           at contract  value  (which  represents  contributions
                           made under the contract,  plus interest earned,  less
                           withdrawals and administrative  expenses). The stable
                           value fund is  invested  in a money  market  fund,  a
                           common/collective  trust (the SEI Stable Asset Fund),
                           and synthetic guaranteed investment contracts (GICs).
                           The synthetic  GICs are secured by  underlying  fixed
                           income assets.  The average crediting  interest rates
                           on the investment  contracts were 4.54% and 4.53% for
                           the  years   ended   December   31,  2004  and  2003,
                           respectively. Average duration for all investment contracts was 2.96 years and 3.01 years at December
                           31, 2004 and 2003, respectively. The average yield was 4.70% and 4.63% for the years ended December 31, 2004 and 2003, respectively. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

--------------------------------------------------------------------------------

                                                           KENNECOTT CORPORATION
                                               SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------


6.   GUARANTEED            The contract or crediting  interest rates for certain
     INVESTMENT            stable value investment contracts are reset quarterly
     CONTRACTS             and are based on the market value of the portfolio of
     CONTINUED             assets  underlying  these  contracts.  Inputs used to
                           determine the crediting  interest  rates include each
                           contract's    portfolio    market   value,    current
                           yield-to-date maturity, duration and market value relative to contract value. With respect to interest rate resets, all contracts are guaranteed that the rates will not be negative.

                           A synthetic GIC provides for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party which are backed by underlying assets. The portfolio of assets underlying the synthetic GICs has an overall AAA credit quality and includes mortgages, fixed income securities and United States treasury notes and bonds. These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).

                           Wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments. The fair value of the synthetic GICs was $11,519,614 and
                           $11,147,794   as  of  December  31,  2004  and  2003,
                           respectively. The contract value of the synthetic GICs included $287,377 and $427,914 as of December 31, 2004 and 2003, respectively, attributable to the wrap contract providers representing the amounts by which the value of the contracts is less than the value of the underlying assets.

7.   INCOME TAX            The  Internal  Revenue  Service  has  determined  and
     STATUS                informed  the Company by a letter  dated  December 9,
                           2002,  that the Plan and related  trust were designed
                           in accordance with the applicable requirements of the
                           Internal  Revenue  Code.  The Plan  has been  amended
                           since receiving the  determination  letter;  however,
                           the Plan  Administrator  and the Plan's legal counsel
                           believe that the Plan is currently designed and being
                           operated   in   compliance    with   the   applicable
                           requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

--------------------------------------------------------------------------------

                                                                                                              KENNECOTT CORPORATION
                                                                                                  SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                                                        EMPLOYER IDENTIFICATION NUMBER:  13-3108078
                                                                                                                  PLAN NUMBER:  204
                                                                                                       SCHEDULE H, PART IV, LINE 4i
                                                                                           SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                                                                  DECEMBER 31, 2004
-----------------------------------------------------------------------------------------------------------------------------------


  (a)                  (b)                                (c)                                         (d)             (e)
PARTY IN                                                                               NUMBER OF                    CURRENT
INTEREST       IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                UNITS        COST           VALUE
----------   ---------------------    ----------------------------------------------  -----------   --------   -------------------
                                      MONEY MARKET FUND:
             Mellon Bank              Mellon Bank - STIF Account                           94,931      **        $     94,931
                                                                                                                 --------------

                                      COMMON COLLECTIVE TRUSTS:
             SEI Investments          SEI Stable Asset Fund                                            **           3,726,143
   *         Putnam                   Putnam S&P 500 Index Fund                           117,351      **           3,606,189
                                                                                                                 --------------
                                                Total Common Collective Trusts                                      7,332,332
                                                                                                                 --------------

                                      MUTUAL FUNDS:
             Managers                 Managers Special Equity Fund                         10,221      **             924,083
             Dreyfus                  Dreyfus Mid-Cap Value Fund                           39,345      **           1,276,758
             PIMCO                    PIMCO Total Return Fund                             149,301      **           1,593,044
             Morgan Stanley           MSDW Institutional International Equity Fund         17,803      **             373,691
             Dodge and Cox            Dodge and Cox Stock Fund                              6,932      **             902,716
             UAM Trust Company        UAM/ICM Small Company Fund                           18,910      **             694,001
   *         Putnam                   Putnam Asset Allocation:  Growth Fund                30,765      **             343,952
   *         Putnam                   Putnam Asset Allocation:  Balanced Fund              37,733      **             400,723
   *         Putnam                   Putnam Asset Allocation:  Conservative Fund          26,969      **             246,493
   *         Putnam                   Putnam International Equity Fund                    110,170      **           2,623,143
   *         Putnam                   Putnam Investors Fund                                41,876      **             533,504
   *         Putnam                   Putnam Fund for Growth and Income                   276,738      **           5,379,788
   *         Putnam                   Putnam New Opportunities Fund                       108,846      **           4,661,883
   *         Putnam                   Putnam Voyager Fund                                 149,832      **           2,568,125
                                                                                                                 --------------
                                                Total Mutual Funds                                                 22,521,904
                                                                                                                 --------------

*  denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

--------------------------------------------------------------------------------

See report of independent registered public accounting firm.

                                                                                                              KENNECOTT CORPORATION
                                                                                                  SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                                                        EMPLOYER IDENTIFICATION NUMBER:  13-3108078
                                                                                                                  PLAN NUMBER:  204
                                                                                                       SCHEDULE H, PART IV, LINE 4i
                                                                                           SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                                                                                          CONTINUED
                                                                                                                  DECEMBER 31, 2004
-----------------------------------------------------------------------------------------------------------------------------------


  (a)                  (b)                                (c)                                         (d)             (e)
PARTY IN                                                                               NUMBER OF                    CURRENT
INTEREST       IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                UNITS        COST           VALUE
----------   ---------------------    ----------------------------------------------  -----------   --------   -------------------
                                      SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
             Monumental Life          Synthetic GIC, Dwight Managed Target 2,
               Insurance Company        no specified maturity date, 5.15%                              **           2,049,186
             Monumental Life          Synthetic GIC, Dwight Managed Target 5,
               Insurance Company        no specified maturity date, 5.15%                              **             853,315
             Monumental Life
               Insurance Company      Wrap Contract                                                    **             (82,982)
                                                                                                                 --------------
                                                                                                                    2,819,519
                                                                                                                 --------------

             Transamerica Occidental  Synthetic GIC, Dwight Managed Target 5,                          **           1,869,703
               Life Insurance Co.       no specified maturity date, 5.54%
             Transamerica Occidental
               Life Insurance Co.     Wrap Contract                                                    **            (103,871)
                                                                                                                 --------------
                                                                                                                    1,765,832
                                                                                                                 --------------

             State Street Bank        Synthetic GIC, Dwight Core Int Fund, no
                                        specified maturity date, 6.07%                                 **           1,801,009
             State Street Bank        Wrap Contract                                                    **             (74,598)
                                                                                                                 --------------
                                                                                                                    1,726,411
                                                                                                                 --------------

             State Street Bank        Synthetic GIC, Dwight Managed Target 2,
                                        no specified maturity date, 3.98%                              **           4,383,904
             State Street Bank        Synthetic GIC, Dwight Managed Target 5,
                                        no specified maturity date, 3.98%                              **             562,497
             State Street Bank        Wrap Contract                                                    **             (25,926)
                                                                                                                 --------------
                                                                                                                    4,920,475
                                                                                                                 --------------

                                         Total Synthetic Guaranteed Investment Contracts                           11,232,237
                                                                                                                 --------------

                                      COMMON STOCK:
   *         Rio Tinto plc ADRs       Common Stock                                         30,627      **           3,651,102
                                                                                                                 --------------

                                                  Total Investments                                              $ 44,832,506
                                                                                                                 ==============

*  denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

--------------------------------------------------------------------------------

See report of independent registered public accounting firm.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    KENNECOTT CORPORATION SAVINGS PLAN FOR
                                    HOURLY EMPLOYEES



                                    By: /s/ Robert S. Light
                                       -----------------------------------------
                                       Name:   Robert S. Light
                                       Title:  Chief Financial Officer
                                               Kennecott Utah Copper Corporation


Date: April 25, 2006

Exhibit        Description
-------        -----------

23.1           Consent of Tanner LC

23.2           Consent of PricewaterhouseCoopers LLP